UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                            -----------------
                                                           | SEC File Number |
                                                           |   000-20763     |
                                                            -----------------

(Check One):      [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
                  [ ] Form N-SAR
                  For Period Ended:  December 31, 2004
                                     -----------------
                  [  ] Transition Report on Form 10-K
                  [  ] Transition Report on Form 10-Q
                  [  ] Transition Report on Form 20-F
                  [  ] Transition Report on form N-SAR
                  [  ] Transition Report on Form 11-K
                  For the Transition Period Ended:  _______________


-------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please print or Type.
   NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

MCLEODUSA INCORPORATED
-------------------------------------------------------------------------------
Full Name of Registrant



-------------------------------------------------------------------------------
Former Name if Applicable


McLeodUSA Technology Park
6400 C Street SW, P.O. Box 3177
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


Cedar Rapids, IA 52406-3177
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |    (a)     The reason described in reasonable detail in Part III of this
     |            form could not be eliminated without unreasonable effort or
     |            expense;
     |
[X]  |   (b)      The subject annual report, semi-annual report, transition
     |            report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion
     |            thereof, will be filed on or before the fifteenth calendar
     |            day following the prescribed due date; or the subject
     |            quarterly report or transition report on Form 10-Q, or
     |            portion thereof will be filed on or before the fifth calendar
     |            day following the prescribed due date; and
     |
     |   (c)      The accountant's statement or other exhibit required by Rule
     |            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

         On March 16, 2005, McLeodUSA Incorporated (the "Company") announced unaudited 2004 financial information and receipt of a forbearance agreement with lenders under the Company's credit facilities, as described in Part IV below. The extension for the filing by the Company of its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 is necessary for the Company to appropriately consider the disclosures required in the Form 10-K and assess the potential capital restructuring being considered by the Company. The conclusions that will result from the Company's ongoing assessment of this issue are not yet complete. Accordingly, for these reasons, the Company is unable to provide the information required by the Form 10-K in the prescribed time without unreasonable effort or expense.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     G. Kenneth Burckhardt         (319)                    364-0000
     ---------------------      -----------            ------------------
     (Name)                     (Area Code)            (Telephone Number)

-------------------------------------------------------------------------------
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
       filed? If answer is no, identify report(s).              [X] Yes [ ] No

-------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof?                                         [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       On March 16, 2005, the Company announced the following financial information for the year ended December 31, 2004:


McLeodUSA Incorporated and Subsidiaries
Condensed Consolidated Statements of Operations
(In millions, except per share data)
(UNAUDITED)


                                                                                  Three months ended
                                                                    ------------------------------------------------
                                                                       December 31, 2004       December 31, 2003
                                                                    ------------------------ -----------------------

Revenue                                                              $             162.6      $            209.5

Operating expenses:
    Cost of service (exclusive of depreciation and amortization
        shown separately below)                                                     86.8                   116.0
    Selling, general and administrative                                             61.7                    77.0
    Depreciation and amortization                                                   89.4                    86.6
    Restructuring adjustment                                                          -                     (0.2)
                                                                    ---------------------- -----------------------
        Total operating expenses                                                   237.9                   279.4
                                                                    ---------------------- -----------------------
        Operating loss                                                             (75.3)                  (69.9)
                                                                    ---------------------- -----------------------

Nonoperating (expense) income:
    Interest expense, net of amounts capitalized                                   (13.6)                   (9.8)
    Other (expense) income                                                          (9.2)                   23.1
                                                                    ---------------------- -----------------------
        Total nonoperating (expense) income                                        (22.8)                   13.3
                                                                    ---------------------- -----------------------
        Net loss                                                     $                      $
                                                                                   (98.1)                  (56.6)
                                                                    ---------------------- -----------------------
Preferred stock dividend                                                            (0.5)                   (1.0)
                                                                    ---------------------- -----------------------
        Net loss applicable to common shares                         $             (98.6)   $              (57.6)
                                                                    ====================== =======================

Basic and diluted loss per common share                              $             (0.32)   $              (0.20)
                                                                    ====================== =======================
Weighted average common shares outstanding                                         304.9                   287.7
                                                                    ====================== =======================

McLeodUSA Incorporated and Subsidiaries
Condensed Consolidated Statements Operations
(In millions, except per share data)



                                                                                     Year ended
                                                                    ----------------------------------------------
                                                                      December 31, 2004      December 31, 2003
                                                                    ---------------------- -----------------------
                                                                         (unaudited)

Revenue                                                               $           716.2     $           869.0

Operating expenses:
    Cost of service (exclusive of depreciation and amortization
        shown separately below)                                                   393.8                 498.9
    Selling, general and administrative                                           268.4                 312.2
    Depreciation and amortization                                                 356.8                 340.5
    Impairment charge                                                             263.1                    -
    Restructuring adjustment                                                       (0.2)                 (0.2)
                                                                    ---------------------- -----------------------
        Total operating expenses                                                1,281.9               1,151.4
                                                                    ---------------------- -----------------------
        Operating loss                                                           (565.7)               (282.4)
                                                                    ---------------------- -----------------------

Nonoperating expense:
    Interest expense, net of amounts capitalized                                  (48.2)                (35.8)
    Other (expense) income                                                        (10.6)                 22.5
                                                                    ---------------------- -----------------------
        Total nonoperating expense                                                (58.8)                (13.3)
                                                                    ---------------------- -----------------------
        Net loss                                                      $          (624.5)    $          (295.7)
                                                                    ---------------------- -----------------------
Preferred stock dividend                                                           (2.9)                 (4.6)
                                                                    ---------------------- -----------------------
        Net loss applicable to common shares                          $          (627.4)    $          (300.3)
                                                                    ====================== =======================

Basic and diluted loss per common share                               $           (2.12)    $           (1.07)
                                                                    ====================== =======================
Weighted average common shares outstanding                                        296.2                 280.4
                                                                    ====================== =======================


McLeodUSA Incorporated and Subsidiaries

Condensed Consolidated Balance Sheets
(In millions)


                                                                 December 31, 2004          December 31, 2003
                                                               -----------------------    ----------------------
                                                                    (unaudited)
ASSETS
Current Assets
    Cash and cash equivalents                                   $                50.0       $               56.5
    Trade receivables, net                                                       58.6                       65.6
    Prepaid expense and other                                                    19.9                       22.4
    Assets held for sale                                                           -                         2.0
                                                               -----------------------    ----------------------
    Total Current Assets                                                        128.5                      146.5
                                                               -----------------------    ----------------------

Non-current Assets
    Property and equipment, net                                                 728.7                    1,007.7
    Goodwill and other intangibles, net                                         144.9                      446.9
    Other non-current assets                                                     23.7                       29.5
                                                               -----------------------    ----------------------
    Total Non-current Assets                                                    897.3                    1,484.1
                                                               -----------------------    ----------------------

Total Assets                                                    $             1,025.8       $            1,630.6
                                                               =======================    ======================

LIABILITIES AND EQUITY
Current Liabilities
    Current maturities of long-term debt                        $                49.5       $               27.1
    Accounts payable                                                             39.6                       30.5
    Deferred revenue, current portion                                             6.8                        6.9
    Other current liabilities                                                    95.1                      121.5
    Liabilities related to discontinued operations                                 -                         1.1
                                                               -----------------------    ----------------------
    Total Current Liabilities                                                   191.0                      187.1
                                                               -----------------------    ----------------------

Long-term Liabilities
    Long-term debt, excluding current maturities                                727.8                      717.3
    Deferred revenue less current portion                                        17.0                       15.1
    Other long-term liabilities                                                  61.4                       58.3
                                                               -----------------------    ----------------------
    Total Long-term Liabilities                                                 806.2                      790.7
                                                               -----------------------    ----------------------

Redeemable Convertible Preferred Stock                                           75.4                      131.1

Stockholders' (Deficiency) Equity                                               (46.8)                     521.7
                                                               -----------------------    ----------------------

Total Liabilities and Stockholders' (Deficiency) Equity         $             1,025.8       $            1,630.6
                                                               =======================    ======================

         Total revenues for the quarter ended December 31, 2004 were $162.6 million compared to $209.5 million in the fourth quarter of 2003. Revenues were down from the fourth quarter of 2003 due to a reduction in total access lines as new retail sales did not offset existing customer turnover, the mandated FCC reduction in access rates, as well as lower IRU sales and lower pricing on local and long distance products.

         SG&A expenses for the fourth quarter of 2004 were $61.7 million compared to $77.0 million in the fourth quarter of 2003 as the Company continued to realize the benefit of its ongoing expense reduction programs. Net loss from continuing operations for the quarter was $(98.1) million, or a loss per common share of $(0.32), versus $(56.6) million in the fourth quarter of 2003.

         Total revenues for the year ended December 31, 2004, were $716.2 million versus $869.0 million for the year 2003 primarily driven by the federally mandated access rate reductions of $43.3 million, lower long distance rates and volume of $40.1 million, and the decline in price and volume of local services of $48.0 million. Total SG&A expenses for the year were $268.4 million and $312.2 million in 2004 and 2003, respectively, as the Company successfully executed its expense reduction and productivity improvement plans. Net loss for the year ended December 31, 2004 was $(624.5) million versus $(295.7) million for the year ended December 31, 2003. Net loss for 2004 included a non-cash impairment charge of $263.1 million to recognize full impairment of goodwill and a partial impairment of the McLeodUSA trade name.

         The Company ended the year with $50.0 million of cash on hand which included a planned $20 million withdrawal from the exit credit facility in the fourth quarter. At December 31, 2004 the Company had withdrawn a total of $100 million and had issued approximately $8 million of letters of credit of the $110 million funded exit credit facility. The Company was in compliance with all financial covenants at December 31, 2004. The Company's cash balance was approximately $45 million as of March 15, 2005.

         The foregoing financial information is derived from unaudited financial statements and is subject to adjustment based upon the completion of an audit by the Company's independent auditors. The Company expects that the Independent Registered Public Accounting Firm Report that will be issued in connection with the filing of Form 10-K will include comments with respect to the Company's ability to continue as a going concern.

         In light of the current level of cash held by the Company and the upcoming required payments under its credit facilities, the Company has begun discussions with its agent bank and a group of lenders acting as a steering committee for the lenders under its credit facilities. The Company has entered a forbearance agreement with its Lenders with respect to scheduled principal and interest payments on its loans whereby the Lenders agree not to take any action as a result of non-payment by the Company of approximately $18.1 million of scheduled principal amortization and interest payments due on or before March 31, 2005 and any related events of default through May 23, 2005.

         The Company's Board of Directors has also authorized the Company to pursue strategic alternatives. In support of these initiatives the Company has hired Miller Buckfire Ying & Co., LLC and Gleacher Partners, LLC as its financial advisors. The Company is now actively pursuing a strategic partner or a sale of the Company while also taking steps to maintain future liquidity, including evaluating a capital restructuring to reduce the current debt level enabling the Company to achieve positive cash flow going forward.

         In light of the revenue outlook and the Company's on-going cash requirements, the Company has also begun discussions related to a capital restructuring with its agent bank and a group of lenders acting as a steering committee for the lenders under its credit facilities. The Company and this committee are in negotiations related to terms of a capital restructuring which includes the conversion of a significant portion of the Company's current outstanding debt into equity. Under such a restructuring, the holders of the Company's current debt would become equity shareholders of the Company with the current holders of the preferred and common stock unlikely to receive any recovery.

         There can be no assurance that the Company will be able to reach an agreement with its lenders regarding a capital restructuring or continued forbearance and covenant relief prior to the end of the initial forbearance period on May 23, 2005. There also can be no assurance that the Company will be able to identify a suitable strategic partner or buyer or reach agreement with any such strategic partner or buyer on terms and conditions acceptable to the Company prior to the end of the initial forbearance period. In the event these alternatives are not available to the Company, it is likely that the Company will elect to forgo making future principal and interest payments to its lenders while it continues to seek an extended forbearance period or permanent capital restructuring from its lenders, or alternatively, the Company could be forced to seek protection from its creditors.

         While the Company continues to explore a variety of options with a view toward maximizing value for all of its stakeholders, none of the options presented to date have suggested that there will be any meaningful recovery for the Company's current preferred stock or common stock holders. Accordingly, it is unlikely that holders of the Company's preferred stock or common stock will receive any recovery in a capital restructuring or other strategic transaction.

         The Company believes that by not making principal and interest payments on the credit facilities, cash on hand together with cash flows from operations is sufficient to maintain operations in the ordinary course without disruption of services. The Company does not expect that the exploration of the alternatives described above will negatively impact its customers or vendors. The Company remains committed to continuing to provide the highest level of service to its customers and to maintaining its strong supplier relationships.

                             MCLEODUSA INCORPORATED
                             ----------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 16, 2005                     By:   /s/ G. Kenneth Burckhardt
                                                ------------------------------
                                          Name:  G. Kenneth Burckhardt
                                          Title: Executive Vice President and
                                                 Chief Financial Officer

-------------------------------------------------------------------------------